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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 THE DRESS BARN, INC.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

261570 10 5
(CUSIP Number)

Gene Wexler, Esq. The Dress Barn, Inc. 30 Dunnigan Drive Suffern, New York 10901 (845) 369-4810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 261570 10 5
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Elise Jaffe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	4,780,298
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	4,780,298
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,780,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			7.7%
14.	Type of Reporting Person (See Instructions)			IN

Item 1.     Security and Issuer

(a)     Title of Class of Equity Securities to which this Statement relates:

Common Stock, par value $.05 per share

(b)     Name and Address of Issuer’s Principal Executive Offices

The Dress Barn, Inc.

30 Dunnigan Drive, Suffern, New York 10901

Item 2.     Identity and Background

(a)     Name:     Elise Jaffe

(b)     Residence or Business Address:     c/o The Dress Barn, Inc., 30 Dunnigan Drive, Suffern, New York 10901

(c)     Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Senior Vice President, Real Estate of the Issuer.

(d) and (e)     During the last five years, the filing person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:     United States

Item 3.     Source and Amount of Funds or Other Consideration

    4,676,298 of the shares to which this Statement relates were acquired in connection with a distribution from the Jaffe FLP. No shares were purchased and no funds were expended. 104,000 shares were previously owned by the filing person.

Item 4.     Purpose of Transaction

4,676,298 of the shares to which this Statement relates were acquired in connection with a distribution from the Jaffe FLP. 104,000 shares were previously owned by the filing person.

The filing person has acquired the shares from the Jaffe FLP solely for investment purposes. Based upon the filing person’s evaluation of the Issuer’s financial condition, market conditions and other factors that the filing person may deem material, and subject to applicable laws and regulations or policies of the Issuer, the filing person may seek to acquire additional shares of the Issuer’s common stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned. Except as set forth above and herein, the filing person presently does not have any plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Class Beneficially Owned:	4,780,298 (7.7%)
(b) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	4,780,298
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	4,780,298
(iv) Shared power to dispose or to direct the disposition of:	0

(c) 4,676,298 of the shares to which this Statement relates were acquired in connection with a distribution from the Jaffe FLP on April 2, 2007. 104,000 shares were previously owned by the filing person.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

David R. Jaffe, Elise Jaffe and Richard Jaffe entered into a Stock Transfer Agreement as of April 2, 2007 (the “Agreement”). The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1.

Under the Agreement, each party thereto has agreed that, except for a transfer to a permitted transferee:

•      no party shall transfer in excess of 10% of the total owned shares of such party in any calendar year (the “Annual Limitation”); and

•      Elise Jaffe and Richard Jaffe and their permitted transferees may not transfer shares without first offering such shares to David R. Jaffe for purchase, upon the terms and conditions set forth in the Agreement.

The terms “party”, “transfer”, “permitted transferee” and “total owned shares” are defined in the Agreement. A “permitted transferee” of a party includes the party’s spouse, children, trusts for the benefit of the spouse and children and certain charitable organizations.

The Agreement provides that if any party shall die during the term of the Agreement, the estate of such party may sell in excess of the Annual Limitation if such sale(s) are necessary to pay estate taxes and in the best interests of the estate as determined in good faith by the executor or personal representative of such estate.

The term of the Agreement shall continue for so long as David R. Jaffe is an employee of the Issuer and shall terminate on the date he ceases to be an employee of the Issuer.

Item 7.     Material to Be Filed as Exhibits

Exhibit 99.1     Stock Transfer Agreement by and among David R. Jaffe, Elise Jaffe and Richard Jaffe, entered into as of April 2, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: April 11, 2007	/s/ ELISE JAFFE
Elise Jaffe

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)